UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.
Commission File Number: 0-20310
Superior Energy Services, Inc.
SESI, L.L.C.
1105 Peters Road, L.L.C.
Blowout Tools, Inc.
Concentric Pipe and Tool Rentals, L.L.C.
Connection Technology, L.L.C.
CSI Technologies, LLC
Drilling Logistics, L.L.C.
Fastorq, L.L.C.
H.B. Rentals, L.C.
International Snubbing Services, L.L.C.
J.R.B. Consultants, Inc.
Non-Magnetic Rental Tools, L.L.C.
ProActive Compliance, L.L.C.
Production Management Industries, L.L.C.
SE Finance LP
SEGEN LLC
SELIM LLC
SEMO, L.L.C.
SEMSE, L.L.C.
SPN Resources, LLC
Stabil Drill Specialties, L.L.C.
Sub-Surface Tools, L.L.C.
Superior Canada Holding, Inc.
Superior Energy Services, L.L.C.
Superior Inspection Services, Inc.
Universal Fishing and Rental Tools, Inc.
Warrior Energy Services Corporation
Wild Well Control, Inc.
Workstrings, L.L.C.
(Exact name of registrants, as specified in their charter)
1105 Peters Road, Harvey, Louisiana 70058       (504) 362-4321
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
6-7/8% Senior Notes due 2014 and Senior Guarantees
(Title of each class of securities covered by this Form)
Common Stock, $.001 par value, of Superior Energy Services, Inc.
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12g-4(a)(1)(ii)	☐	Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐	Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the companies set forth below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 21, 2007	SUPERIOR ENERGY SERVICES, INC.
	By:	/s/ Robert S. Taylor
Robert S. Taylor
Executive Vice President and Chief Financial Officer

SESI, L.L.C.
	By:	Superior Energy Services, Inc.,
its managing member

	By:	/s/ Robert S. Taylor
Robert S. Taylor
Executive Vice President and Chief Financial Officer

1105 PETERS ROAD, L.L.C.
BLOWOUT TOOLS, INC.
CONCENTRIC PIPE AND TOOL RENTALS, L.L.C.
CONNECTION TECHNOLOGY, L.L.C.
CSI TECHNOLOGIES, LLC
DRILLING LOGISTICS, L.L.C.
FASTORQ, L.L.C.
H.B. RENTALS, L.C.
INTERNATIONAL SNUBBING SERVICES, L.L.C.
J.R.B. CONSULTANTS, INC.
NON-MAGNETIC RENTAL TOOLS, L.L.C.
PROACTIVE COMPLIANCE, L.L.C.
PRODUCTION MANAGEMENT INDUSTRIES, L.L.C.
SEGEN LLC
SELIM LLC
SEMO, L.L.C.
SEMSE, L.L.C.
SPN RESOURCES, LLC
STABIL DRILL SPECIALTIES, L.L.C.
SUB-SURFACE TOOLS, L.L.C.
SUPERIOR CANADA HOLDING, INC.
SUPERIOR ENERGY SERVICES, L.L.C.
SUPERIOR INSPECTION SERVICES, INC.
UNIVERSAL FISHING AND RENTAL TOOLS, INC.
WILD WELL CONTROL, INC.
WARRIOR ENERGY SERVICES CORPORATION
WORKSTRINGS, L.L.C.

	By:	/s/ Robert S. Taylor
Robert S. Taylor
Authorized Representative

SE FINANCE LP
	By:	SEGEN, LLC as general partner

	By:	/s/ Robert S. Taylor
Robert S. Taylor
Authorized Representative